

NUTEX HEALTH

STRICTLY PRIVATE AND CONFIDENTIAL

Disclaimer

General

The information contained in this Investor Presentation (“Presentation”) has been prepared by Nutex Health Inc. (“NUTX” or the “Company”) for investors, solely for informational purposes. The Presentation has been prepared to assist prospective investors in making their own evaluation of the Company and does not purport to be all inclusive or to contain all of the information a prospective or existing investor may desire. The Presentation shall not form the basis of any contract or commitment. Information provided in this Presentation speaks only as of the date hereof and is subject to change. In all cases, interested parties should conduct their own investigation and analysis of the Company and the data set forth in this Presentation. This Presentation does not constitute investment, legal, tax or other advice, and does not take into consideration the investment objectives, financial situation or particular needs of any particular investor. Nothing set forth herein should be regarded or relied upon as a representation, warranty or prediction that NUTX will achieve or is likely to achieve any particular future result. While NUTX are not aware of any misstatements regarding any information in this Presentation, NUTX or any of its respective affiliates, officers, directors or representatives makes any representation or warranty, express or implied, as to the accuracy or completeness thereof. Readers of this Presentation should consult their own counsel and tax and financial advisors as to legal and related matters concerning the information described herein.

This Presentation does not purport to contain all the information or factors that may be required to make a full analysis of NUTX. Viewers of this Presentation should each make their own evaluation of NUTX and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. This Presentation also contains estimates and other statistical data made by independent parties and by NUTX relating to market size and growth and other data about NUTX’s industry and peer companies. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. To the fullest extent permitted by law, in no circumstances will NUTX or any of its subsidiaries, affiliates, representatives, directors, officers, advisers or agents be liable for any direct, indirect or consequential losses arising from the use of this Presentation, the information contained within this Presentation, or otherwise arising in connection therewith, including any investment in shares of NUTX. In addition, projections, assumptions, and estimates of NUTX’s future performance and the future performance of the markets in which NUTX competes are necessarily subject to a high degree of uncertainty and risk.

Forward looking statements

Certain statements and information included in this Presentation constitute "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. When used in this Presentation, the words or phrases “will”, "will likely result," "expected to," "will continue," "anticipated," "estimate," "projected," "intend," “goal,” or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks, known and unknown, and uncertainties, many of which are beyond the control of the Company. Such uncertainties and risks include, but are not limited to, our ability to successfully execute our growth strategy, changes in laws or regulations, including the interim final and final rules implemented under the No Surprises Act , economic conditions, dependence on management, dilution to stockholders, lack of capital, the effects of rapid growth upon the Company and the ability of management to effectively respond to the growth and demand for products and services of the Company, newly developing technologies, the Company’s ability to compete, conflicts of interest in related party transactions, regulatory matters, protection of technology, lack of industry standards, the effects of competition and the ability of the Company to obtain future financing. An extensive list of factors that can affect future results are discussed in the Current Report on Form 10-Q for the period ended September 30, 2022 under the heading “Risk Factors” in Part I, Item IA thereof, and other documents filed from time to time with the Securities and Exchange Commission. Such factors could materially adversely affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed within this Presentation.

Agenda

Management team with deep experience in healthcare



Thomas T. Vo, M.D., MBA
Chief Executive Officer

Beaumont | Houston Methodist Leading Medicine



Warren Hosseinion, M.D.
President

Clinigence Holdings | apollomed



Jon Bates, MBA, CPA
Chief Financial Officer

USPh U.S. Physical Therapy, Inc. | Commerciant



Denise Pufal
Director of Operations

Surgery Specialty Hospitals of America | HCA Healthcare



Michael Chang, M.D.
Chief Medical Officer

Houston Texans | Vanderbilt University



Lawrence Schimmel, M.D.
Chief Medical Information Officer

Clinigence Holdings | QualMetrix



Elisa Luqman, J.D., MBA
Chief Legal Officer (SEC) & Secretary

Clinigence Holdings | iGambit



Pamela Montgomery, R.N., J.D.
Chief Legal Officer (Healthcare) & Secretary

Texas Woman's University | Texas Children's Hospital

Nutex at-a-glance

- Owns and operates comprehensive and **integrated care delivery platform** comprised of:
  - **Hospital Division**
    - Patient-centric network of micro-hospitals, specialty hospitals, and hospital outpatient departments
    - Represents ~90% of Revenue
  - **Population Health Management Division**
    - MSO
    - Risk-bearing provider networks / IPAs[1]
    - Cloud-based population health analytics platform
- **Aligned physician incentive model**
  - Rewards quality of care to patients
  - Provides long-term alignment through shareholder ownership structures
    - Majority of common shares held by Nutex physicians
  - Significant differentiator for physician recruitment and delivers high physician retainment

Company highlights

22 owned and operating facilities	**800+** physicians	**>95%** physician retention rate
22,000+ lives under management	**3.1M** active patient records on the population health platform	**10,700+** data sources

[1] IPA refers to Independent Physician Associations.

Overview of Nutex's innovative micro-hospitals

Differentiation from traditional hospital offerings

What we do
- ✓ Provide immediate and convenient access to both emergency services and in-patient services
- ✓ Benefit from significant operating leverage within overall business and at facility level

Where we are
- ✓ Predominantly located in suburban and underserved areas with limited access to healthcare services
- ✓ Fulfills an underserved healthcare segment for access to primary and emergency care

Our care model
- ✓ Patient-friendly and cost-effective setting
- ✓ Wait times drastically lower than traditional ER settings
- ✓ Best-in-class care delivered by friendly and attentive teams

How we make money
- ✓ Reimbursed by private insurance companies as a hospital provider
- ✓ > 90% commercial payor mix

Proven start-up playbook

Services	■ Emergency, inpatient care, outpatient imaging, outpatient labs, minor procedures, etc. ■ Hospital treats and discharges over 90% of all ER patients
Size & Beds	■ ~18,000 sq ft ■ 4-10 in-patient beds; 6-10 emergency rooms
Unit Economics	■ Break even is 15-20 patients per day ■ Cash Flow positive at around 13 months (Post NSA) ■ Cap EX is $3.5-$4 mm per facility
Staffing	■ Staffing is 1 ER Physician with an on-call Hospitalist 24/7 ■ RNs, Radiology Technologists, EMT at all times

Award winning and highly rated service

- Best Hospital 2021 — Tulsa ER & Hospital
- Top Three in Best ER Hospitals — Tucson ER & Hospital
- Best Emergency Room 2021 — Texarkana Emergency Center
- Best Specialty Hospital — Alexandria Emergency Hospital
- Top Work Places 2021 (azcentral) — Phoenix ER & Medical Hospital
- The Faces of Emergency Care 2021 (405) — Oklahoma ER & Hospital

Nutex patient testimonials

★★★★★ 3 months ago

Very fast! Professional! Extremely clean! Super friendly! I will always choose this place above all others. This was my 3rd time to use. I've had different team every time with the same excellent care!

*Average **Google** review: **4.8 stars***
*Average **Facebook** review: **4.8 stars***

State-of-the-art hospitals maximize the patient experience






All stakeholders win with our model

Patients	Clinicians & Staff	Hospital systems / communities	Payors
Micro-hospital division			
Immediate and convenient access to emergency services	Alignment of financial incentives	Reduced burden on traditional emergency room systems	Increased supply of care
Superior patient experience and clinical outcomes	High satisfaction and retention rates	Advent of local competition spurs improvement in quality across broader system	No incremental cost to the payor as a result of the No Surprises Act
Median in-network rates / no balance billing	Robust administrative back-office support	Increased public trust in local healthcare ecosystem	Positive impact on acute care reduces downstream complication risk
Value Add For All Key Constituents			
Superior patient experience and quality of care	High work satisfaction and retention rates	Additional access points to convenient, high quality emergency care	Lower healthcare costs

We exist to address the challenges facing healthcare today

- ✗ Unsustainable rising cost of care
- ✗ Lack of providers and staff, particularly regarding primary and emergency care
- ✗ Elderly population

Current situation	Existing challenges	Key attributes of our solution
High volume emergency room visits	✗ Overwhelming ~140 million visit burden on limited ER infrastructure	✓ Network of strategically located micro-hospitals across the U.S. to service ER visits at equivalent cost
Lack of convenience	✗ Traditional hospital or ER settings can be unpleasant[1] ✗ Wait times tend to be very long (>100 minute median wait time)	✓ Open 24 hours a day, seven days a week ✓ Wait times averaging less than 10 minutes
Emergent viruses	✗ Multiple waves of COVID-19 expected by epidemiologists, coupled with flu and now RSV emergencies	✓ Extensive expertise honed through COVID-19 pandemic equipping company to handle multitude of cases

[1] Source: U.S. News, 10 States with the Longest Emergency Room Waits
[2] Source: CDC, National Hospital Ambulatory Medical Care Survey: 2018 Emergency Department Summary Tables

Our focus areas represent a massive market opportunity



Population Health
Value-Based Care
Total Addressable
Market
~$280bn+
Targeted
Addressable
Market
~$110bn+
Expansive additional addressable market with population health strategy
Total Emergency Department Market
• All payors
• All levels of acuity
Targeted Emergency Department Market
• Commercial pay ED visits
• Mid-acuity (emergent to semi-urgent)

Source: U.S. Department of Commerce, U.S. Department of Health and Human Services Centers for Disease Control and Prevention, National Hospital Ambulatory Medical Care Survey: 2018 Emergency Department Summary Tables
Note: 2022 Segal Health Plan Cost Trend Survey Report indicates the average cost of an ER visit to be as high as ~$1,900

How we got here

Developing a Thesis

Pre-2008:

- Dr. Vo develops patient-centric philosophies for emergent medicine inspired by 20+ years as ER physician

2008-2011:

- Dr. Vo opens various Emergency Centers in Houston

***2011*:**

- Nutex Health is founded

2014:

- Tyvan LLC, a billing and coding company, is established

Building Nutex

Year	2015	2016 - 2018	2019-2020	2022E
# of Facilities	1	5	17	21
# of States	1	1	8	9
Milestones	Opened **first** micro-hospital facility in Texarkana, TX	Continued expansion in Texas by adding **4** new facilities	Strong de-novo growth; added **12** micro-hospitals across **7** new states	Continued expansion in existing states, development of pop health platform in CA



Nutex built via a methodical expansion strategy, powered by unparalleled industry expertise

Reverse Merger to Create a Unique and Innovative Facility Value Based Platform

NUTEX HEALTH
Micro-hospitals

CLINIGENCE HEALTH
Value-based care

Transaction overview	■ Nutex Health announced a reverse merger with Clinigence Holdings ■ Clinigence is a publicly traded technology-enabled population health management company whose platform combines medical management, data analytics and risk-bearing provider networks ■ Announced November 2021 and closed effective April 2022
Rationale	■ Creates a leader in population-based value-based care ■ Integration of Nutex's micro-hospital platform with the data and population health management services of Clinigence to drive attractive growth and operating synergies

Our vision is to create an integrated, risk-bearing delivery model

Integrated care delivery model, combining technology-enabled next gen primary care capabilities with a national patient-centric network of micro-hospitals…

NUTEX HEALTH


Network of micro-hospitals
Robust back-office teams
Billing & collections
Patient-centric healthcare provider
Technology enabled value-based network
Risk-bearing provider networks
Data analysis
MSO services

Today
Micro-hospitals

Future State
Value-based care

…resulting in the first-of its kind risk-bearing population health management company driving quality clinical outcomes

Case study: Houston, TX

Synergistic Value-Based IPA with a Facility Model



SE TEXAS ER & HOSPITAL
Superior Plus Family Clinic LLC
Northeast Medical Associates PA
Premier Primary Care LLC
United Memorial Medical Center Group
MM Alam MD PLLC
Ruan Medical Group PLLC
Haider Afzal MD PA
Ahmad T Muhammad MD PLLC
German Ramos MD PA
Catalyst Home Health
Remix Medical PLLC
Texas Family Geriatric Clinic INC
Family Healthcare Network LLC
United Memorial Medical Center Group

Houston Physicians IPA is our risk-bearing provider network that is "wrapped around" the SE Texas ER & Hospital

Nutex plans to use a similar strategy as a growth portal for applicable current and future hospitals around the country

- Wraparound IPA Network Value Proposition:
  - Potential to lower Medical Loss Ratio (MLR)
  - Drives higher patient volumes through increased referrals, increased capitation and full-risk contracts
  - Data capabilities streamline care delivery and optimize outcomes
  - All-around care and management of micro-hospital patient populations

Nutex has a differentiated model

	Existing care models			Nutex's approach
	Traditional hospital ER / micro-hospitals / urgent care	**Traditional facility-based care**	**Next-gen clinic-based primary care**	NUTEX HEALTH
Care delivery model	Acute primary care / severe treatment centers with extended hours	Facility-based care setting (i.e., hospital, rehab centers, ASCs, etc.)	Standalone, tech-enabled PCP-led internal care team	Micro-hospitals with wraparound IPA model
Hospital / in-patient services	✓ / ✗	✓	✗	✓
Physician ownership/ partnership model?	✗	✗	✗	✓
Profitable?	✓ / ✗	✓ / ✗	✓ / ✗	✓
Risk-bearing / value-based care / population health capabilities	✗	✗	✓	✓

Plan to accelerate growth via deliberate expansion

Clear, actionable growth strategy spanning from organic to inorganic growth opportunities

Facilities

- 22 facilities today across 8 states
- 22 de novos under development will add 5 new states in near-term[1]
- Direct-To-Consumer marketing
- Expanded service offerings
- Additional levers

Population Health / Value-Based Care

- Existing Risk Bearing Provider operations in Los Angeles and Houston
- Significant new market opportunity with planned 2023 launches in Phoenix and Miami
- 2-3 new launches annually

Strategic Development

- Inorganic growth through selective M&A of
  - Micro-hospitals
  - IPAs / provider groups
- Favorable market conditions
- Additional service offerings
- Joint Ventures



Existing facilities
Facilities under development
Existing IPA[2]
IPA under development[3]
Existing states
New states in pipeline

[1] Refers to 2023 and 2024. [2] Nutex operates one existing IPA network in Los Angeles, CA. [3] Adding 3 new IPA networks in Houston, TX, Phoenix, AZ and Miami, FL which will be fully operational by year-end 2023.

Nutex Strategic Response to the No Surprises Act (NSA)

- The No Surprises Act ("NSA") is a federal law that took effect January 1, 2022, to protect consumers from most instances of "surprise" balance billing
  - Nutex Health prides itself as a leader in billing transparency and does not engage in balance billing
  - Limits the amount an insured patient will pay for emergency services furnished by an out-of-network provider
  - Limits payments to a statutorily calculated "median in-network rate" (Qualified Payment Amount or "QPA")
  - Insurers often initially pay lower amounts than the QPA, which commonly leads to an arbitration process known as Independent Dispute Resolution ("IDR")
  - The NSA is already subject to legal challenges
  - On February 6, 2023, the U.S. District Court ruled in favor of the TMA[1] stating that the revised IDR process that considers the QPA conflicts with the statutory provisions of the NSA, unfairly favors the payors, is unlawful, and must be set aside

Our Strategic Response Actions:

1. Maximizing our claims coding efficiency, increasing efforts to collect co-pays and co-insurance
2. Having a dedicated IDR team to accelerate resubmission of claims under the IDR process
3. Making appeals for additional payment of claims for periods before and after the NSA final rule was adopted through the IDR process
4. Targeting favorable contracts with new insurers and with existing contracted providers
5. Working with both local and national legislatures to enforce the NSA rules and guidelines for Insurers
6. Focus on growing IPA side of the business, which is minimally affected by the NSA

[1] Texas Medical Association.

Investment Highlights

NUTEX HEALTH

1. Well-positioned for major trends in a large and attractive market (high-quality, patient-centric hospital inpatient care and value-based outpatient care)
2. Deep value proposition to the healthcare ecosystem from our comprehensive portfolio of coordinated assets, delivering high-quality, cost-effective care and high levels of patient satisfaction
3. Long-term alignment with local physicians
4. Multiple levers for long-term growth (Micro-hospitals and risk-bearing provider networks)
5. Ground level investment opportunity with established track record of profitable growth
6. Strong management team with unparalleled expertise in the industry and proven ability to execute

Agenda

1 Company Overview

2 Addendum - Our innovative model

3 Addendum - Population health strategy and capabilities

Our mission, vision, and values

Our Mission

To make exceptional concierge-level health care more accessible to all communities, with a practice centered on patient experience and satisfaction

Our Vision

To be leaders in individualized patient care and innovators in the future of healthcare

Our Values

Patient care is our number one priority – every single decision that we make as a company revolves around creating the best possible patient care

We treat a broad spectrum of acuities

We treat a wide range of patient demographics…



Pediatrics (<18)
Represents 18% of patients



Young adults (18~35)
Represents ~31% of patients



Adults (35+)
Represents ~51% of patients

… Covered by a full spectrum of payors…



UHC 18%
Aetna 9%
Other private 8%
CIGNA 6%
Self Pay 6%
Other 4%
BCBS State Plans 49%

… experiencing a variety of ailments…



Abdominal pain



Chest pain



Broken bones



Flu-like symptoms



Injuries and wounds



Headaches



Cough



Vomiting / diarrhea

… representing acuity levels generally in line with ER acuity across the United States

U.S. national ER averages[1]



Level 5 1%
No triage 8%
Level 1 5%
Level 4 14%
Level 2 28%
Level 3 44%

Nutex



Level 1 1%
Level 2 5%
Level 5 8%
Level 4 27%
Level 3 59%



5
4
3
2
1

5 Immediate (Cardiac arrest)

4 Emergent (Asthma attack)

3 Urgent (Abdominal pain)

2 Semi-urgent (Simple laceration)

1 Non-urgent (Rash)

[1] Source: CDC, National Hospital Ambulatory Survey: 2018 ED Summary Tables [2] BCBS is comprised of 8 different independent State Payors Plus BCBS Federal

Our patient care philosophy is enabled by our clinicians

Producing a compelling work environment for hospitalists…

Physicians

- ✓ Aligned partnership strategy
- ✓ Peer-to-peer training and support
- ✓ Balanced work environment
- ✓ Joint ownership model
- ✓ Compensation benefits

Care teams

- ✓ Aligned financial incentives based on center performance, including quarterly bonuses
- ✓ Collaborative work environment
- ✓ Continuous training and advancement opportunities
- ✓ Work / life balance programs with structured shift schedules

… generates a flywheel of clinical and financial performance



High-quality, concierge level emergency care and diagnostic services
encourages…
Positive reviews and referrals
results in…
Strong patient base and financial performance
enhanced equity value for physician and staff shareholders…
Better work environment for healthcare professionals
leads to…
Patient-centric healthcare setting

Proprietary, differentiated and proven go-to-market strategy

Nutex employs a rigorous market analysis process to ensure de novo investments are optimized for future profitability and conducive to a continued "land-and-expand" growth story

Identify Optimal Markets	Evaluate site feasibility	Build sites	Accelerated Market Growth and Expansion
▪ Evaluate demographics and competition landscape	▪ Regulatory research ▪ State and municipality research ▪ Identify local physician groups for partnerships	▪ Apply for all applicable licenses (hospital, pharmacies, etc.) ▪ Staff local leadership and care teams	▪ Continue to do marketing ▪ Ongoing growth and business development ▪ Hub and spoke model
> 18 months before entry	**12 - 18 months before entry**	**0 - 12 months leading to entry**	**Ongoing**

Agenda

Introducing Nutex's population health management business

CLINIGENCE

Provides SaaS and other analytics-driven solutions to payers and providers to optimize clinical and financial performance

\+

PROCARE MANAGEMENT SERVICES ORGANIZATION

Leading MSO that provides services for HMOs and IPAs in Southern and Northern California

\+

AHP

Risk-bearing medical group in Southern California that provides care for over 22,000 patients through a network of 141 primary care physicians and 660 specialists

=

A fully integrated and comprehensive data-enabled population health ecosystem that improves the quality of care, reduces healthcare costs and drives optimized financial and clinical outcomes for patients and providers

Quick Facts:

91 Organizations, including ACOs, MSOs/IPAs, Hospitals, and HMOs	**3.1 million active patient medical records** Across 26 states	**10,700+** Data sources

Definitions: ACO: Accountable Care Organization; CQM: Clinical Quality Measure; EHR: Electronic Health Record; HCC: Hierarchical Condition Categories; HMO: Health Maintenance Organization; IPA: Independent Practitioner Association; MSO: Management Services Organization; RAF: Risk Adjustment Factor; SaaS: Software-as-a-Service

Clinigence solutions

Clinigence Platforms

Medical Management

- Care Coordination
- High-risk care managers
- Enhanced documentation & optimized coding
- Clinical best practices & telemedicine
- Annual Wellness Exams
- Chronic Care Management
- Performance Management & QA
- AHA CMO: Clinical Management / Provider engagement

Data Analytics

- Outcome driven healthcare analytics
- Unique integration of claims and clinical data with ability to extract from multiple platforms
- Predictive Analytics
- Financial, clinical & utilization dashboards provide actionable insights
- Fuses clinical expertise with data science on cloud-based technologies
- Demonstrated ROI for payors, health systems, and providers

MSOs

- Handles core functions – finance, human resources, IT
- Global governance and oversight
- Regulatory compliance
- Data driven management
- Allows subsidiaries to focus on core competencies and performance
- Reduced redundancy and increased scalability
- Higher ROI on talent and expertise

Select Solutions

Point-of-care Quality GAP Reporting

Allows electronic health record (EHR) user to identify gaps in care and other health care information missing from the ER chart; provides additional guidance on the measures required and expected actions needed to close the gaps



Predictive Analytics

Data → Reporting / Analytics → Monitoring → Predictive Analytics

- Reporting / Analytics: *History / What happened*
- Monitoring: *What is happening now*
- Predictive Analytics: *What is going to happen in future*

Clinigence's predictive analytics technology will facilitate efficient use of inpatient beds and increase overall patient volumes in the future

Integrating Resource

Clinigence's MSO service offerings provide key integrating resources that allows physicians and operating facilities to focus on core competencies and performance:

Patients ↕ CLINIGENCE HEALTH

Providers ↔ CLINIGENCE HEALTH ↔ Payors

Nutex Health Integrated Healthcare Delivery Model

NUTEX HEALTH

- Nutex Health is developing a technology-enabled integrated healthcare delivery system comprised of micro-hospitals and primary care-centric, risk-bearing physician networks
- Operates cost-efficient micro-hospitals which deliver high-quality care
- Our technology-enabled, primary care centric, risk-bearing provider networks execute strategic risk-based contracts with payors
- Our proprietary cloud-based population health analytics platform and MSO (management services organization) capabilities allow us to drive effective care management and care coordination of high-risk patient populations.
- Approximately 42% of all healthcare expenditures are spent on inpatient (hospital) care
- Approximately 50% of all healthcare expenditures are driven by 5% of the highest-risk patients
- Nutex Health has developed the infrastructure to drive patients enrolled in its IPAs (independent physician associations) to its own hospitals and HOPDs
- Nutex Health believes its integrated healthcare delivery model will drive patients to its facilities, increasing revenues and profits, while also reducing the MLRs (medical loss ratios) in its risk-bearing IPAs